April 6, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Suying Li and Rufus Decker
Division of Corporation Finance
Office of Trade & Services

Re:     Lions Gate Entertainment Corp.
Form 10-K for the Fiscal Year Ended March 31, 2022
Filed May 26, 2022
Item 2.02 Form 8-K dated February 9, 2023
File No. 001-14880

Ladies and Gentlemen:

We respectfully submit below the responses of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” “Lionsgate,” “the Company,” “we,” “us,” or “our”), to the comments of the United States Securities and Exchange Commission staff (the “Staff”) regarding our Current Report on Form 8-K dated February 9, 2023 contained in your letter dated March 29, 2023. For your convenience, we have included your original comments, each immediately followed by Lions Gate’s response.

Item 2.02 Form 8-K dated February 9, 2023

Exhibit 99.1
Use of Non-GAAP Financial Measures, page 12

Comment 1:     We note your response to comment 7 and related disclosure on pages 12 and 16. The compensation expenses related to the accretion of the noncontrolling interest discount related to Pilgrim Media Group and 3 Arts Entertainment, the amortization of the recoupable portion of the purchase price, and the earned distributions related to 3 Arts Entertainment appear to be normal and recurring expenses necessary to your operations and revenue generating activities. Please revise your presentation to remove such adjustments from your non-GAAP measure reconciliations. Alternatively, tell us in greater detail why these adjustments are appropriate. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

As further discussed below, the Company respectfully submits that these adjustments are appropriate and in accordance with the guidance regarding non-GAAP financial measures as they are not deemed to be normal expenses necessary to our operations and revenue generating activities and provide a meaningful alternative view that is important to understanding the Company’s operating results and earnings trends. These adjusted items are non-cash related and/or relate to the pro-rata partnership equity interest in the operating profits of the business to the noncontrolling equity interest partners. See table below.

We considered Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Rule 100 (b) of Regulation G, which are presented below:

"Question 100.01

Question: Can certain adjustments, although not explicitly prohibited, result in a non-GAAP measure that is misleading?

Answer: Yes. Certain adjustments may violate Rule 100(b) of Regulation G because they cause the presentation of the non-GAAP measure to be misleading. Whether or not an adjustment results in a misleading non-GAAP measure depends on a company’s individual facts and circumstances.

Presenting a non-GAAP performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business is one example of a measure that could be misleading.

When evaluating what is a normal, operating expense, the staff considers the nature and effect of the non-GAAP adjustment and how it relates to the company’s operations, revenue generating activities, business strategy, industry and regulatory environment.

The staff would view an operating expense that occurs repeatedly or occasionally, including at irregular intervals, as recurring."

Rule 100 (b) of Regulation G

A registrant, or a person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.

The table below provides a further breakdown of the amounts that are disclosed in footnote 7 to the reconciliation on page 16 of Exhibit 99.1 to our Form 8-K dated February 9, 2023:

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Amounts in millions)
Amortization of recoupable portion of the purchase price	$1.9	$1.9	$5.7	$5.7
Noncontrolling interest discount amortization	3.3	5.0	13.3	17.6
Earned distributions	11.7	8.8	27.0	19.6
	$16.9	$15.7	$46.0	$42.9

The amortization of the recoupable portion of the purchase price and noncontrolling interest discount are noncash amortization expenses and do not reflect ongoing cash operating expenses as referred to in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. These items are similar to stock-based compensation since they are based on the values associated with the noncontrolling interest holders’ equity in the businesses and do not require additional operating cash. Further, these items are not necessary for the ongoing operation of our business and generation of our revenues since these were paid at the time of acquisition and were part of the overall original purchase valuation which under the accounting requirements, since they are tied to continuing employment, are reflected as a noncash expense.

With respect to the 3 Arts Entertainment “earned distributions,” while these are ultimately cash distributions, these amounts represent the noncontrolling interest holders' pro rata share of the earnings of the business, which is typically reflected below net income as “net income attributable to noncontrolling interest” in the statement of operations, and the cash payment is normally reflected as a distribution or dividend. However, since the partners do not participate in distributions if their employment with the partnership terminates under certain conditions, these amounts are treated as compensation for GAAP reporting purposes. Thus we believe the accounting treatment of this item is unusual in nature and not a “normal” operating expense.

Further, we believe the partners are incentivized through their normal salary and their equity ownership in the business, similar to other noncontrolling interest holders who work for an entity. That is, the better their performance, the higher value and higher distributions will be, whether or not the noncontrolling interest was not tied to their employment. The discontinuance of distributions if and when a partner terminates their employment was a protective provision for Lionsgate relative to our original purchase price and not ongoing compensation to the partners.

Accordingly, we do not consider these charges as normal operating expenses necessary for operations or revenue generation since the partners' participation is related to their equity ownership and such distributions would occur even if there was no protective employment clause or classification as an operating expense under GAAP. These distributions are not necessary components of operations or revenue generation but rather reflect the pro rata distribution of the profits pursuant to the equity ownership in the business by noncontrolling interest holders.

With respect to Rule 100 (b) of Regulation G, we believe that the disclosures and presentation of these non-GAAP financial measures are important and transparent. The disclosures include separately identifying these amounts in aggregate and disclosing the nature of these items in footnote 7 to the reconciliation table on page 16, disclosing in the definitions of these items provided on page 12, as well as disclosures of these items in footnote 11 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2022.

Further to the above, as mentioned in our previous response, when management, including our Chief Operating Decision Maker and our Board of Directors, reviews our segment results and our consolidated performance metrics, these charges (all of them) are excluded from segment profit, Adjusted OIBDA and Adjusted EPS and thus these adjustments and non-GAAP measures are consistent with how management reviews the business, evaluates performance and allocates resources.

In order to further enhance our disclosures in future filings, we will provide the breakdown of these costs as reflected in the table above and further explain that the earned distributions represent the 3 Arts Entertainment noncontrolling equity interest in the earnings of 3 Arts Entertainment which are reflected as an expense rather than noncontrolling interest in our statement of operations due to the relationship to continued employment.

Reconciliation of Net Income (Loss) Attributable to Lions Gate Entertainment Corp. Shareholders..., page 18

Comment 2:     We read your response to comment 8. Your non-GAAP adjustment for deferred tax valuation allowance removes the effects of the valuation allowance from your GAAP tax provision and appears to change your income taxes recognition method, resulting in an individually tailored accounting. Please remove this adjustment from your reconciliation of Net Income (Loss) Attributable to Lions Gate Entertainment Corp. Shareholders. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

We respectfully ask the Staff to reconsider its position set forth in the comment based on the following considerations.

We considered Question 100.4 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which is presented below:

"Question 100.04

Question: Can a non-GAAP measure violate Rule 100(b) of Regulation G if the recognition and measurement principles used to calculate the measure are inconsistent with GAAP?

Answer: Yes. By definition, a non-GAAP measure excludes or includes amounts from the most directly comparable GAAP measure. However, non-GAAP adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP would be considered individually tailored and may cause the presentation of a non-GAAP measure to be misleading. Examples the staff may consider to be misleading include, but are not limited to:

•changing the pattern of recognition, such as including an adjustment in a non-GAAP performance measure to accelerate revenue recognized ratably over time in accordance with GAAP as though revenue was earned when customers were billed;
•presenting a non-GAAP measure of revenue that deducts transaction costs as if the company acted as an agent in the transaction, when gross presentation as a principal is required by GAAP, or the inverse, presenting a measure of revenue on a gross basis when net presentation is required by GAAP; and
•changing the basis of accounting for revenue or expenses in a non-GAAP performance measure from an accrual basis in accordance with GAAP to a cash basis."

We do not believe that the exclusion of the deferred tax valuation allowance changes our method of accounting for income taxes or reflects an individually tailored accounting principle because the recognition and measurement principles used to calculate the measure are not inconsistent with GAAP. The deferred tax valuation allowance assessment and method of accounting for such is in accordance with GAAP and is a discrete component of the Company’s overall tax provision, and this adjustment represents the exclusion of the amount of this component from the most directly comparable GAAP measure as defined under Rule 101 (a) (1) of Regulation G. Accordingly, the income tax recognition method associated with the valuation allowance adjustment has not been individually tailored and has been determined in a manner consistent with GAAP. The Company’s deferred tax valuation allowance is a judgmentally determined noncash reserve against the Company’s deferred tax assets, which include its net operating loss carryforwards (which contribute to the Company’s assessment of the reserve in accordance with GAAP).

Further, we do not believe the presentation is misleading, but rather provides meaningful insight into the Company’s actual tax position (i.e. current and deferred taxes based on the rates and earnings or losses generated in the jurisdictions the Company operates) exclusive of the impact of the deferred tax valuation allowance.

We would note that we also reflect an adjustment for the tax impact of all the adjustments to reported net income (loss) attributable to Lions Gate Entertainment Corp. shareholders at the applicable statutory rate, which excludes consideration of the deferred tax valuation allowance. The tax impact of these adjustments including consideration of the deferred tax valuation allowance would be necessary to be consistent with our GAAP net income if we did not separately adjust for the impact of the valuation allowance on our GAAP net income or loss. Consideration of the deferred tax valuation allowance with respect to the tax impact of these adjustments would cause the tax effect of those adjustments to be zero or near zero due to the use of available net operating loss carryforwards and reversal of the valuation allowance related to the associated deferred tax asset. In many cases removing the adjustment for the impact of the deferred tax valuation allowance and adjusting the tax effect of the other adjustments inclusive of consideration of the deferred tax valuation allowance would increase our Adjusted EPS. We believe continuing to show the impact of both the incremental tax on our adjustments based on our applicable statutory rates and the valuation allowance on our deferred tax assets (i.e. primarily net operating loss carryforwards) is an important disclosure.

We further note that this metric is consistent with our Adjusted EPS metric we use internally and share with our Board of Directors.

Based on the above, we believe our adjustment for changes to the deferred tax valuation allowance is in alignment with Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and meets the definition of non GAAP measures under Rule 101 (a) (1) of Regulation G. We propose that we continue to make the adjustment for the valuation allowance and enhance our disclosures as discussed in our prior response to ensure the treatment of this item is clear.

*****
We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at 310-255-5159.

Sincerely,

/s/ James W. Barge
James W. Barge
Chief Financial Officer